Exhibit 6.8

SOFTWARE LICENSE AGREEMENT

This Software License Agreement (this “Agreement”) is made and entered into as of September 1, 2026 (the “Effective Date”), by and between Rad Technologies Inc., a Delaware corporation (“Licensor” or Rad), and Altivera Vision Inc., a Delaware corporation (“Licensee” or “AVI”). Licensor and Licensee may be referred to herein collectively as the “Parties” and individually as a “Party.”

BACKGROUND

A. Licensor owns and operates a proprietary, AI-powered, software platform used for market intelligence, customer acquisition, lead generation, and demand generation (together with all related documentation, tools, and updates, the “Platform”).

B. Licensee is building a business which includes providing marketing, customer acquisition, lead generation, and demand generation services to ophthalmology and optometry practices, and wishes to license the Platform for that purpose.

C. Licensor is willing to grant Licensee a license to use the Platform, and the Parties wish to set forth the terms of that license, on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Section 1. Definitions.

1.1 “Affiliates” means any Person now or hereafter controlled by Licensee that is formed for the purpose of, or otherwise engaged in, conducting the Services within the Field, where “control” means direct or indirect ownership of more than fifty percent (50%) of the voting securities or equity interests of a Person, or the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract, or otherwise.

1.2 “AVI Data” means all data, content, and information that Licensee, its Affiliates, or the Practices (as defined below) input into or generate through the Platform, including all client, patient, and practice data, together with all databases, marketing lists, models, and other derivative data developed from such data (including through machine learning).

1.3 “Aggregated Data” means Platform usage data that has been de-identified and aggregated so that it does not identify Licensee, any Practice, or any individual.

1.4 “Field” means the provision of marketing, customer acquisition, lead generation, and demand generation services to ophthalmology and optometry practices and any other healthcare providers and practices providing vision, eye care and/or vision correction treatments, therapies or surgeries (the “Practices”).

1.5 “Net Marketing Fee Revenue” means the gross services fees actually collected by Licensee or its Affiliates for or in connection with the Services provided to Practices by Licensee or its Affiliates, less the following, in each case to the extent documented: (a) pass-through media and advertising spend; (b) third-party costs and platform costs incurred to deliver the Services; (c) refunds, credits, and chargebacks; and (d) sales, use, and similar taxes. The Parties may revise the definition of the exclusions by mutual written agreement as the business is commercialized.

1.6 “Person” means any individual, corporation, partnership, limited liability company, trust, unincorporated organization, governmental entity, or other legal entity.

1.6 “Services” means the marketing services provided by Licensee or its Affiliates to the Practices within the Field, including marketing strategy, advertising and media campaigns, media buying, brand and creative services, website design and management, customer acquisition, lead generation, and demand generation services, in each case whether provided through the Platform or otherwise, and whether charged separately or as part of a bundled marketing services fee.

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1.7 “Term” has the meaning set forth in Section 8.1.

Section 2. License Grant.

2.1 Grant. Subject to the terms of this Agreement, Licensor hereby grants to Licensee, during the Term, an exclusive (as further described below), worldwide (the “Territory”) non-transferable (except as provided in Section 2.3), sublicensable (solely as provided in Section 2.2) license to access and use the Platform and all Improvements to provide the Services to Practices throughout the Territory. For the avoidance of doubt; (a) the license granted in this Section 2.1 covers the Platform and all Improvements, whether now existing or hereafter developed, and (b) the exclusivity of this license means that, during the Term, neither Licensor or any of its other licensees, customers, resellers or other third parties shall use, access, deploy or otherwise exploit the Platform or any Improvements, directly or indirectly, for any purpose within the Field, and Licensor shall itself not provide, and shall not authorize or assist any third party in providing Services within the Field.

2.2 Sublicensing. Licensee may sublicense its rights under Section 2.1 solely to (a) its Affiliates and (b) the Practices, and (c) third-party contractors, agencies, and technology or service providers engaged by Licensee or its Affiliates to perform services on Licensee’s behalf in connection with the Services (each, a “Service Provider,” and together with the Affiliates and Practices, the “Sublicensees”), in each case solely to the extent necessary to provide, receive, or use the Services, and subject to written terms at least as protective of Licensor as this Agreement. Any Service Provider’s access shall be solely on Licensee’s behalf and solely to perform services for Licensee, and no Service Provider shall thereby obtain any right to use the Platform for its own account or on behalf of any other party. Licensee remains responsible for each sublicensee’s compliance with the terms of this Agreement.

2.3 Exclusivity; Change of Control. The exclusivity granted in Section 2.1 is a core element of the value of this Agreement to Licensee. This Agreement, and the license granted hereunder, is transferable by either Party in connection with a change of control of such Party.

2.4 Restrictions. Except as expressly permitted herein, Licensee shall not, and shall not permit any employee, contractor, Affiliate, Practice, or other person acting on its behalf to:

(i)	copy, reproduce, modify, adapt, or create derivative works of the Platform or any component thereof;

(ii)	sublicense, sell, resell, transfer, assign, or otherwise convey any rights in the Platform to any third party, except as expressly permitted under Section 2.2;

(iii)	reverse engineer, decompile, disassemble, or otherwise attempt to derive the source code, algorithms, or structure of the Platform;

(iv)	remove, alter, or obscure any proprietary notices, labels, or marks on or within the Platform; or

(v)	use the Platform in any manner that violates applicable law or the terms of this Agreement.

2.5 Reservation of Rights. All rights not expressly granted to Licensee under this Agreement are reserved by Licensor.

Section 3. Development, Customization, and HIPAA.

3.1 Customization Investment. Licensee shall fund customization and development of the Platform for use in the Field (the “Improvements”), which customization shall be managed and performed by Licensor. The Parties shall agree upon a customization roadmap and budget in good faith.

3.2 Ongoing Development. Licensor shall use commercially reasonable efforts, and shall work in good faith, to continue to develop, maintain, and evolve the Platform, including Improvements reasonably necessary for the effective delivery of the Services in the Field (“Advance” or “Advances”.) If Licensor is unable or unwilling to Advance the Platform and Improvements, then Licensee shall have the right to make Advances independently of the Licensor, including as needed retaining third parties to manage the development of Advances.

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3.3 HIPAA Compliance. The Parties acknowledge that the Platform is not currently HIPAA compliant and that the Practices will require HIPAA compliance. As part of the customization roadmap under Section 3.1, Licensee shall have the right to require Licensor to undertake commercially reasonable efforts to make the Platform HIPAA compliant, and the Parties shall enter into a Business Associate Agreement to the extent required by applicable law.

3.4 Independent Modification. Subject to Section 3.2 Licensee acknowledges that the Platform is Licensor’s proprietary technology and that Licensee may not modify the Platform independently of, or without the involvement of, Licensor.

3.5 Ownership of Improvements. Except as set forth in Section 4, all Improvements, including improvements, modifications, and derivative works of the Platform shall be jointly owned by Licensor and Licensee. Subject to Section 2.1 the Improvements may be deployed by Licensor to other clients, provided, however, that Licensor shall not deploy Improvements to any third party operating within the Field, or to any party or in any way which would impair the exclusivity provided in Section 2.1. The Parties shall discuss in good faith compensation to the Licensee for any Improvements deployed by the Licensor to other clients pursuant to this section.

Section 4. Data Ownership.

4.1 AVI Data. As between the Parties, Licensee owns all right, title, and interest in and to the AVI Data, including all client, patient, and practice data input into the Platform and all derivative data (including marketing databases developed through machine learning). Licensor is granted a limited license to use the AVI Data solely to provide and support the Platform and the Services.

4.2 Aggregated Data. Licensor may collect and use Aggregated Data to operate, improve, and develop the Platform, provided that such Aggregated Data does not identify Licensee, any Practice, or any individual.

4.3 Privacy Compliance. Each Party shall comply with all applicable data protection and privacy laws in connection with its processing of personal data under this Agreement.

Section 5. Fees and Royalties.

5.1 Royalty. In consideration of the license granted hereunder, Licensee shall pay Licensor a royalty equal to 12.5% of Net Marketing Fee Revenue (the “Royalty”).

5.2 Reporting and Payment. Within thirty (30) days after the end of each calendar quarter, Licensee shall deliver to Licensor a statement of Net Marketing Fee Revenue for the period and shall pay the corresponding Royalty. Licensor may audit Licensee’s relevant records not more than once per calendar year upon reasonable notice.

5.3 Alternative Models. The Parties acknowledge that Licensee may adopt a subscription-based or other pricing model for Practices, and agree to revise the fee and Net Marketing Fee Revenue provisions in good faith as reasonably necessary to accommodate such models while preserving the economic intent of this Section 5.

Section 6. Intellectual Property.

6.1 Ownership. Licensee acknowledges and agrees that Licensor owns all right, title, and interest in and to the Platform, including all intellectual property rights therein. Licensee acquires no ownership interest in the Platform by reason of this Agreement.

6.2 Feedback. Subject to Section 3.5 any feedback or suggestions provided by Licensee regarding the Platform shall be owned by Licensor, and Licensee hereby assigns all right, title, and interest in such feedback to Licensor. Feedback. Licensee grants Licensor a non-exclusive, royalty-free license to use any general feedback, comments, or suggestions Licensee provides regarding the Platform for the purpose of maintaining and improving the Platform generally. Notwithstanding the foregoing, to the extent any such feedback, comment, or suggestion is developed into, incorporated into, or forms the basis of an Improvement (as defined in Section 3.1), ownership of that Improvement shall be governed exclusively by Section 3.5, and this Section 6.2 shall not be construed to grant Licensor sole ownership of, or any greater rights in, such Improvement than Section 3.5 provides.

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Section 7. Confidentiality.

Each Party shall maintain the confidentiality of the other Party’s non-public, proprietary information (“Confidential Information”) and shall use it only to perform this Agreement. These obligations do not apply to information that: (i) is or becomes public through no fault of the receiving Party; (ii) was rightfully known prior to disclosure; (iii) is independently developed without use of the Confidential Information; or (iv) is rightfully obtained from a third party without restriction.

Section 8. Term and Termination.

8.1 Term. This Agreement commences on the Effective Date and continues for twenty years (the “Initial Term”), and shall automatically renew for successive two (2)-year periods (each, a “Renewal Term,” and together with the Initial Term, the “Term”) unless terminated earlier in accordance with Section 8.2 or 8.4. Neither Party may decline to renew this Agreement for convenience; it may be terminated during the Term only for Cause as set forth in Section 8.2, upon mutual written agreement, or upon a Party’s insolvency, dissolution, or cessation of business as set forth in Section 8.4.

8.2 Termination for Cause. Either Party may terminate this Agreement upon thirty (30) days’ prior written notice if the other Party materially breaches this Agreement and fails to cure within the notice period.

8.3 Post-Termination License. If prior to the expiration of the Term this Agreement terminates for any reason other than Licensee’s uncured material breach, Licensee will have an exclusive perpetual license to continue using the Platform and Improvements in the Field, together with access to the source code escrow release if reasonably necessary to continue such use.

8.4 Termination for Insolvency. Either Party may terminate this Agreement immediately upon written notice to the other Party if such other Party: (a) becomes insolvent or admits in writing its inability to pay its debts as they become due; (b) makes a general assignment for the benefit of creditors; (c) files, or has filed against it, a petition for bankruptcy, reorganization, or similar relief under any applicable law, which petition (if involuntary) is not dismissed within sixty (60) days; (d) has a receiver, trustee, or similar officer appointed for a substantial part of its property; or (e) ceases, or announces its intention to cease, to conduct business in the ordinary course, other than in connection with a change of control permitted under Section 2.3.

8.5 Effect of Termination. Upon expiration or termination, all licenses granted to Licensee cease, Licensee shall cease using the Platform, each Party shall return or destroy the other’s Confidential Information, and any amounts accrued prior to termination remain payable. Licensee retains ownership of the AVI Data, and Licensor shall reasonably cooperate to return or export the AVI Data.

Section 9. Representations and Warranties.

Each Party represents and warrants that it has the right and authority to enter into this Agreement and to perform its obligations hereunder, and that it will comply with all applicable laws in its performance. Except as expressly set forth herein, the Platform is provided “as is,” and Licensor disclaims all other warranties to the maximum extent permitted by law.

Section 10. Limitation of Liability.

Except for breaches of confidentiality, infringement, or indemnification obligations, neither Party shall be liable for any indirect, special, incidental, or consequential damages, and each Party’s aggregate liability under this Agreement shall not exceed the total fees paid or payable under this Agreement during the twelve (12) months preceding the event giving rise to the claim.

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Section 11. Indemnification.

Licensor shall defend and indemnify Licensee against third-party claims that the Platform, as provided by Licensor, infringes such third party’s intellectual property rights. Licensee shall defend and indemnify Licensor against third-party claims arising from Licensee’s or the Practices’ use of the Platform in violation of this Agreement or applicable law. The indemnified Party shall promptly notify the indemnifying Party, grant it control of the defense, and provide reasonable cooperation.

Section 12. Dispute Resolution.

The Parties shall first attempt to resolve any dispute through good-faith negotiations. If unresolved within thirty (30) days, the Parties shall mediate, and if still unresolved within sixty (60) days of initiating mediation, the dispute shall be finally resolved by binding arbitration before a single arbitrator in Los Angeles County, California, under the Commercial Arbitration Rules of the American Arbitration Association.

Section 13. Miscellaneous.

This Agreement is governed by the laws of the State of California, without regard to its conflict-of-laws principles. Except as provided in Section 2.3, neither Party may assign this Agreement without the other Party’s prior written consent, except in connection with a change of control. This Agreement constitutes the entire agreement between the Parties with respect to its subject matter and supersedes all prior understandings, including, as between the Parties, any conflicting technology-license provisions of the existing Managed Services Agreement. This Agreement may be amended only in a writing signed by both Parties, and may be executed in counterparts.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

RAD TECHNOLOGIES, INC.

By:	/s/ Jeremy Barnett
Name:	Jeremy Barnett
Title:	Chief Executive Officer

ALTIVERA VISION INC.

By:	/s/ Jeffrey Machat
Name:	Jeffrey Machat
Title:	President and Chief Medical Officer

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